Exhibit 99.4

MMMMMMMMMMMM MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! MR A SAMPLE You may vote online or by phone instead of mailing this card. DESIGNATION (IF ANY) Votes submitted electronically must be ADD 1 000001 ADD 2 received by 11:59 p.m., (EDT), on June 25, 2024. ADD 3 ADD 4 MMMMMMMMM ADD 5 Online ADD 6 Go to www.investorvote.com/WNS2024 or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-8683 within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.investorvote.com/WNS2024 2024 Annual General Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + A Proposals — The Board of Directors recommend a vote FOR for Proposals 1 to 7. For Against Abstain For Against Abstain 1. Adoption of audited annual accounts of the Company for the 5. Re-election of the Class III Director, Ms. Françoise Gri for an financial year ended March 31, 2024, together with the auditors’ additional period of one (1) year up to May 5, 2025 report 2. Re-appointment of Grant Thornton Bharat LLP as the auditors 6. Re-election of the Class III Director, Ms. Judy Marlinski of the Company 3. Approval of auditors’ remuneration for the financial year 7. Approval of Directors’ remuneration for their services to be ending March 31, 2025 rendered during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2025 4. Re-election of the Class III Director, Mr. Jason Liberty B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 616846 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 04068F

2024 Annual General Meeting Admission Ticket 2024 Annual General Meeting of WNS (Holdings) Limited Shareholders Thursday, June 27, 2024 at 11:00 a.m. British Summer Time 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands Upon arrival, please present this admission ticket and photo identification at the registration desk. Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The material is available at: https://www.edocumentview.com/WNS2024 Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/WNS2024 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q WNS (Holdings) Limited + Notice of 2024 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 27, 2024 I/We [insert name] ____________________________________________ of [address] ________________________________________________________________________________ (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the Chairman of the Annual General Meeting or [insert name] ____________________________________________ as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 am British Summer Time on Thursday, June 27, 2024 and at any adjournment thereof or on a poll in respect of [insert number] ____________ Ordinary shares in the capital of the Company. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 to 7. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. Notes 1. The Chair of the meeting is willing to be your proxy. Shareholders are strongly encouraged to appoint the Chair as their proxy. If you execute and return this Proxy Form with no name inserted in the relevant space, the Chair of the meeting will be deemed to be your proxy. If you wish your proxy to speak on your behalf, you will need to appoint someone other than the Chair and give them the relevant instructions directly. 2. If you wish to appoint a person other than the Chair of the meeting to be your proxy (who need not be a shareholder, but must attend the meeting to represent you and vote on your behalf), please insert that person’s name in the space provided and strike out the words “the Chairman of the Annual General Meeting”. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. +